
Viveka
We Support Those That Support Others
INVESTOR PRESENTATION
January 2021

Viveka

THE PROBLEM: INCREASED UNCERTAINTY FUELS VAST UNFULFILLED DEMAND FOR COACHING

800M
Unemployed by 2030
(PwC, McKinsey)

Career &
Transition Coaching

27 m
US Entrepreneurs
in 2020

Leadership, Business &
Strategy Coaching

30%
Depression/Anxiety
Employees suffering
from Mental Health

Work Life Balance
& Mindset Coaching

50%
Divorce Rate
(US Psychology
Association)

Relationship &
Intimacy Coaching

Viveka

OUR VISION

To make transformational learning experiences available to billions of people around the world.

Viveka (Sanskrit: विवेक)

DISCERNMENT KNOWLEDGE, TRUTH, ‘KNOW WHAT IS RIGHT FOR YOU’

THE SOLUTION: VIVEKA
B2B ENTERPRISE PLATFORM FOR COMPANIES & COACHES

INDIVIDUAL

COMPANY

$$ B2B Subscription

$$ Commission

1 VIVEKA PLATFORM

VETTING | RATINGS | INSURANCE | CERTIFICATION

SCALABILITY

TRANSPARENCY

TRUST

NETWORK EFFECT

ADVANCED SEARCH | GEO LOCATER

$$ Subscription

$$ Commission

COACH

2

HR SaaS SOLUTION

L&D PLATFORM

CURRICULUM BUILDER

CALENDAR MGMT

BUDGET ALLOCATION

CENTRALISED INVOICING

COACH SaaS SOLUTION

SALES FUNNEL

CRM

CALENDAR MGMT

WEBINAR

ACCOUNTING TAXATION

HOW IT WORKS: SUPPLY SIDE
V-COACH SaaS SOLUTION

Viveka

- AUTOMATED CLIENT NOTIFICATIONS
- CALENDAR INTEGRATION
- ACCOUNTABILITY TRACKER
- INTEGRATED VIDEO COMMS & LIVE CHAT
- COACH & CLIENT DASHBOARD


Viveka
Experts
Companies
Individuals
Daniel A
V-Coach
Prospects
Clients
Client Activities
Programs
Demo
Clients
Name
Last Activity
Profit Total
Client Spent Total
Actions
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24-09-2020
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We are in the business of 'Reimaging Humanity' by enabling companies

HOW IT WORKS: DEMAND SIDE
V-CORP ENTERPRISE SaaS SOLUTION

Viveka

- WHITE-LABELED L &D PLATFORM
- CALENDAR & VIDEO INTEGRATION
- CUSTOMIZABLE CURRICULUM BUILDER
- CENTRALIZED BUDGET MGMT & REPORTING
- MONTHLY, QUARTERLY OR ANNUAL INVOICING


Your Return on Coaching will be measured through:
Attendance . Progress . Performance . Satisfaction
HR PARTNER
Onboarding
Access to your company account & dashboard
Reporting & Engagement Assessment
PERSONAL COACH
Business
Confidence
Accounting
Career
Executive
Cross Cultural
Energy Work
Recommend Coaches

TARGET CLIENT

IDEAL COMPANY PROFILE

- Sectors: tech, health, pharma & professional services
- Minimum size: 1.000 employees or
- Mid-size & well-funded scale-ups > 100
- Geography: Initial focus USA
- LinkedIn # of companies: > 22,000



CONTACT PERSONA – CEO or HR EXEC

- Owns purchasing decisions & budget for HR tools & resources
- Currently outsourcing development & training needs
- Minimum of at least 3 departments

LARGE & GROWING MARKET OPPORTUNITY


TAM $360B
7% growth per year
(U.S. Bureau of Economic Research)
SAM $160B
40% Externally Hired
60% Inhouse Training
SOM $2.5B
(based on revenue projections & US corporate spend)

$160B

Serviceable Industry Size

7%

YoY Industry Growth Rate

3M

Coaches Globally

$95B

US Spend Corporate Training

COMPETITIVE LANDSCAPE

And Here's How the Competition Compares...

	Viveka	BetterUp	aceup	noomii	coach accountable
Global Coverage	✓	✗	✗	✗	✗
Wide selection of Coaches	✓	✓	✓	✓	✗
Smart Analytics	✓	✓	✗	✗	✗
Coach SaaS	✓	✗	✗	✗	✓
B2B	✓	✓	✓	✗	✗
B2C	✓	✗	✗	✓	✗
Marketplace	✓	✗	✗	✓	✗

Viveka

OUR DIFFERENTIATION

- Frictionless end-to-end platform
- Coaching services performed on Viveka platform
- Client & coach communications automated
- Accountability tracker for improved success
- Curated curriculum for corporations
- Centralized & automated handling of funds & invoicing
- Measurable coaching results & dashboard reporting

MONETIZATION MECHANISM

Viveka

SUPPLY SIDE
COACH SUBSCRIPTION

BASIC

Free Month Trial, **Access to V-Coach** No Sign-Up Fee, No Cancellation Fee, Unlimited Listings Featured On Viveka, Automatically Matched With Clients

$97 per year

Or $9.97 Monthly

TRY FOR FREE

PREFERRED

Application Only.
BASIC + Corporate Placement Opportunities, Priority Designation In Directory & Search, Ability To Sell Digital Trainings

$297 per year

Or $29.97 Monthly

TRY FOR FREE

DEMAND SIDE
COMPANY SUBSCRIPTION

SaaS SUBSCRIPTION

Incl. Onboarding: 2 Admin & 50 Users

PEPM Per Additional User $8p.m.

Annual & Quarterly Payment Plan Option

Recommended Training Budget/User $2,000 Per Year

$3,500

Per Month

AVAILABLE Q1 2021

TRACTION & UNIT ECONOMICS

SUPPLY SIDE: COACHES

- > 1,5K COACHES ON PLATFORM
- > 26K COACHES IN DATABASE
- 15% MoM GROWTH RATE
- $15 CAC COACH
- $350 AVG SUBSCRIPTION
- 2.5 YEARS AVG DURATION
- 7% CHURN

VIVEKA PLATFORM

- $120K ARR
- 30% MRR GROWTH
- LTV/CAC RATIO

DEMAND SIDE: COMPANIES

- > 500 COMPANIES ON PLATFORM
- > 22K COMPANIES IN DATABASE
- 10% MoM GROWTH RATE
- $15K CAC COMPANY
- $100K AVG SUBSCRIPTION
- 3 YEARS AVG DURATION
- 5% CHURN

Viveka

MULTI CHANNEL GO-TO-MARKET STRATEGY

COMPANY — **7.000 Database**

COACH — **20.000 Database**, **1.500 Members**

INDIVIDUAL — **75.000 Followers**



PR
SEO
Content Marketing
Blog
Chat
Sequencing
Call
Events
Purchase
Ads
Landing Pages
Analytics
Sign up
Book a time

PARTNERS

Engagement Multiplier | Healy | Health Insurers | Universities | PEO, Executive Recruiting | Accounting & Insolvency Firms

GROWTH STRATEGY ACROSS MULTIPLE VERTICALS


GEOGRAPHY
REVENUE STREAMS
SERVICE SOLUTIONS
PRODUCTS
ASIA
Big Data Analysis & Affiliate Marketing
Data & Software Solution
Certification & Insurance
EU
Commission from Conversion
Sales & Marketing Agent
Business Mgmt. Solution
USA, AUS
Membership Fees
Awareness & Lead Generation
2nd Membership Tier
1st Membership Tier
Viveka
Launch 2017
Growth 2019-20
Scale 2021-23
Market Domination 2024

*These projections are not guaranteed

EXPEREINCED TEAM



KATJA KEMPE
CEO/Founder

+15 years Mgmt & Strategy
+15 years Coaching
COO Jones Day Australia
Global Strategy Manager HSF
Female Entrepreneur of
the Year APAC 2018
StartCon



BOBBY SPENCER
CTO Tech

+20 years Tech
+10 years Entrepreneurship
CEO & Founder Twire
CTO Slidecatcher
Team of 20+ Developers in
Node, PHP, Java, SQL C.
Strategic IT solutions,
privacy & data protection



JOHANNES RIEDL
CIO Innovation

+20 years Tech
+10 years Consulting
Global Client Partner at
NETSOL Technologies
Senior Manager Deloitte
Specialties: Test
Management, Quality
Assurance, Outsourcing



ANAY PATEL
Digital Marketing

+10 Years Digital Marketing
Progressive digital
marketing leader focused
on growing brands through
paid and organic
strategies, funnels, content
marketing, social media
and customer research.

INDUSTRY ADVISORS



GAVIN BELL
Legal Advisor

10+ years Global CEO & Managing Partner of HSF & Freehills
3 X BRW CEO of the Year for Professional Firms
Non-Executive Director & Board Member of 5 companies



RALF HIRT
Growth Advisor

Business Development, Turnaround, Strategic Market & Segment Expansion, Sales Management & Operations, Strategic Partnerships, JV's, M&A's, Divestures, Strategic Positioning, Fundraising, VC, PE, Investment Dynamics, Stock Markets.



ULLAS NAIK
Investment Advisor

Seasoned Seed and angel investor, venture capitalist and entrepreneur with investment experience in nearly 350 companies.
Founder of seed stage venture firm Streamlined Ventures Silicon Valley.



JEFF BABKA
Financial Advisor

+40 years Finance & Operations, CFO at 6 global public & private companies bcked by financial sponsors successfully completing 3 dual-track, IPO/Sale transactions, incl. NYSE IPO of the Year 2005

TESTIMONIALS



"I spent so much time grueling over: How do I touch my market? How do I let my market know that I exist? Viveka handles that... Viveka is your answer."

Lisa Nichols

Internationally celebrated Motivational Speaker and Transformational Coach



"V-Coach allows coaches to seamlessly manage their coachingworkflows. A software like this brings structure and automation to the coaching process."

Ajit Nawalkha

Founder of Evercoach, the world's leading coach training platform, and Co-Founder of Mindvalley

Akanksha Jain

CHRO Tata Group India

"We onboarded two recommended Viveka coaches to our Tata coach network, which is available to 700,000 employees of the Tata Group. Working with Viveka has been seamless and effortless. Thank you."



INDUSTRY VALIDATION & RECOGNITION

FEMALE ENTREPRENEUR OF THE YEAR APAC STARTCON



YAHOO FINANCE: TOP 21 FOUNDERS CHANGING THE WAY WE DO BUSINESS IN 2021

FORBES: 7 STEPS TO BUILD A THRIVING ONLINE COACHING BUSINESS IN 2019

O1A EXTRAORDINARY BUSINESS ACHIEVEMENT VISA USA

Forbes

yahoo! finance

WORLDWIDE LIFE COACHING MAGAZINE HUMAN INTEREST MATTERS



yahoo! finance
21
FOUNDERS CHANGING THE WAY WE DO BUSINESS
SECRETS TO SUCCESS
HOW TO GET FUNDING
PROFITING IN A POST COVID WORLD
#13 Katja Kempe

Viveka

THE ROUND

SEED INVESTMENT

- $1M
- $325k Raised In Pre-Seed Round

USE OF SEED FUNDS ($1M raise)

- 18 MONTHS RUNWAY
- TECH ADVANCEMENTS & GROWTH
  - Multisided marketplace optimization
  - V-Corp & V-Coach SaaS optimization
- SALES, MARKETING TEAM GROWTH
- MARKETING SPEND INCL. INAUGURAL EVENT



THANK YOU!

CONTACT INFORMATION

KATJA KEMPE

info@viveka.world

www.viveka.world

